Exhibit 99.2

FORM OF

LETTER TO COMMON UNITHOLDERS WHO ARE RECORDHOLDERS

STONEMOR PARTNERS L.P.

Subscription Rights to Purchase Common Units

Offered Pursuant to Subscription Rights

Distributed to Common Unitholders of StoneMor Partners L.P.

September 26, 2019

Dear Common Unitholder:

This letter is being distributed by StoneMor Partners L.P. (“StoneMor”) to all holders of record (the “Recordholders”) of its common units representing limited partner interests (the “Common Units”), at 5:00 p.m., New York Time, on September 26, 2019 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase Common Units. The Subscription Rights and Common Units are described in the prospectus dated September 25, 2019 (a copy of which accompanies this letter) (the “Prospectus”).

In the Rights Offering, StoneMor is offering up to an aggregate of 33,487,904 Common Units, as described in the Prospectus, at a subscription price of $1.20 per Common Unit (the “Subscription Price”).

The Subscription Rights will expire if not exercised prior to 5:00 p.m., New York Time, on October 25, 2019, unless extended (the “Expiration Time”). The Subscription Rights will cease to have any value at the Expiration Time.

As described in the accompanying Prospectus, you are entitled to one Subscription Right for each Common Unit owned at 5:00 p.m., New York Time, on the Record Date, evidenced by a non-transferable subscription rights certificate (the “Rights Certificate”). Each Subscription Right entitles you to purchase 1.24 Common Units for each Common Unit held at 5:00 p.m., New York Time, on the Record Date, at the Subscription Price.

Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, within 10 business days following the closing of the Rights Offering.

Enclosed are copies of the following documents:

(1)	Prospectus;

(2)	Rights Certificate; and

(3)	Instructions for the Use of StoneMor Partners L.P. Rights Certificates.

Your prompt action is requested. To exercise the Subscription Rights, you should deliver the properly completed and signed Rights Certificate and forward it to the Subscription Agent, with payment in full of the Subscription Price for each Common Unit subscribed for pursuant to the Subscription Right to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. You cannot revoke the exercise of your Subscription Rights. Subscription Rights not exercised prior to the Expiration Time will expire.

If you receive this letter as a Recordholder but your Common Units are held by your broker, dealer, banks or other nominees then please contact and then forward this information to such person along with your directions regarding exercise of the Rights Certificate and with your applicable funds required to exercise your Subscription Rights.

Additional copies of the enclosed materials may be obtained from the Subscription Agent, American Stock Transfer Trust Company, LLC. The Subscription Agent’s telephone number is 718-921-8317. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent—D.F. King & Co., Inc. The Information Agent’s telephone number is 1-800-967-4607 and its email address is StoneMor@dfking.com.

Very truly yours,

StoneMor Partners L.P.

Joseph M. Redling

Chief Executive Officer

2